FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated November 13, 2007 by Excel Maritime Carriers Ltd. Reports Results for the Third Quarter and Nine Month Period Ended September 30, 2007 and Declares Quarterly Dividend of $0.20 per share

Exhibit 1

NEWS RELEASE for November 13, 2007

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

Excel Maritime Reports Results for the Third Quarter and

Nine Month Period Ended September 30, 2007 and

Declares Quarterly Dividend of $0.20 per share

ATHENS, GREECE – November 13, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the third quarter and nine month period ended September 30, 2007 and declared a quarterly dividend of $0.20 per share for the third quarter 2007.

Third Quarter 2007 Highlights

•

$19.2 million of Net income or $0.96 per share for the period on revenue from operations of $43.2 million.

•

$29.9 million of EBITDA.

•

Declared a quarterly dividend of $0.20 per share for the third quarter 2007.

Nine Months 2007 Highlights:

•

$51.4 million of Net income or $2.58 per share for the period on revenue from operations of $116.6 million.

•

$82.0 million of EBITDA.

•

Initiated a quarterly dividend payout policy of $0.20 per share. Declared dividends in each quarter of 2007 aggregating $0.60 per share.

Recent Fleet Developments:

•

In July 2007 the Company entered into agreements to acquire two Supramax bulk carriers expanding the fleet to 18 vessels with an aggregate carrying capacity of 1,074,022 lowering its average fleet age to 12.9 years. As announced, Excel agreed to acquire the M/V July M, a 2005 built, 55,567 dwt vessel and the M/V Mairouli, a 2005 built, 53,206 dwt vessel, both with expected delivery in the fourth quarter 2007.

•

During the third quarter 2007, the Company fixed four of its vessels on long-term employment with first class charterers. Specifically, secured the M/V Powerful, a 1994 built 70,083 dwt Panamax under a time charter for a period of 23 to 25 months at $ 39,000 per day, the M/V Princess I, a 1994 built 38,858 dwt Handymax under a time charter for a period of 22 to 24 months at $ 30,000 per day, the M/V First Endeavor, a 1994 built 69,111 dwt Panamax under a time charter for a period of 23 to 25 months at $45,000 per day and the M/V Elinakos, a 1997 built 73,751 dwt Panamax under a time charter for a period of 23 to 25 months at $58,000 per day

•

In October 2007, the Company fixed two of its vessels on short term employment with first class charterers. Specifically, secured the M/V Birthday, a 1993 built 71,504 dwt Panamax under a time charter consisting of two “laden legs” with an approximate duration of 60 days at a daily rate of $92,750 per day. Also secured, the M/V Marrybelle, a 1987 built 42,552 dwt Handymax under a time charter for a period of 5-7 months at $50,650 per day.

•

Following the above time charter agreements, 66% of Excel’s fleet operating days for the fourth quarter 2007, 73% for the full year 2007 and 48% for the full year 2008 are fixed under medium-and long-term time charters.

Convertible Senior Notes Offering

•

In October 2007, the Company announced the closing of its offering of $150,000,000 aggregate principal amount of convertible Senior Notes due in 2027 with net proceeds to Excel Maritime of approximately $145.3 million.

CEO Christopher Georgakis commented: “We are pleased to report strong third quarter 2007 operational and financial results as we continue to benefit from the strong freight rate environment.

During this quarter, we expanded our fleet to 18 vessels through the acquisition of the two Supramax vessels and secured profitable long term employment for four of our vessels. We continued with our strategy of selective fleet growth and of securing long term charters for our vessels at opportune times, locking in strong and visible cash flows, while with the remainder of our fleet we take advantage of the strength of the spot market.

The $ 150 million of convertible senior notes which we closed in October, enable the company to secure long term financing at very attractive terms. They add significantly to our liquidity, optimize our capital structure and enable us to pursue growth opportunities as they may arise.

We are also pleased to announce the declaration of our third consecutive quarterly dividend of $0.20 per share.”

Third Quarter 2007 Results:

Total revenues for the third quarter 2007 amounted to $43.2 million as compared to $32.7 million for the same period in 2006. Net income for the third quarter 2007 amounted to $19.2 million versus $9.9 million for the same period in 2006.

Earnings per share for the third quarter 2007, calculated on 19,978,365 shares were $0.96 compared to $0.50 in the third quarter of 2006.  The average number of shares outstanding in the third quarter of 2006 was 19,949,644.

It should be noted that the third quarter 2007 figures include unrealized losses of $0.7 million or $0.04 per share while third quarter 2006 figures include unrealized losses of $0.9 million or $0.04 per share due to the existence of interest rate swaps that do not qualify as hedge accounting.

The results of the third quarter 2007 include $0.4 million of income or $0.02 per share due to Excel's participation in Oceanaut.

EBITDA for the third quarter 2007 was $ 29.9 million compared to $21.4 million during the third quarter 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 16 vessels were operated during the third quarter 2007 earning a blended average time charter equivalent rate of $29,387 per day, compared to an average of 17 vessels operated during the third  quarter 2006 earning a blended average time charter equivalent rate of $19,971per day.

Nine Month 2007 Results:

Total revenues for the nine months ended September 30, 2007 amounted to $116.6 million as compared to $88.9 million for the same period in 2006. Net income for the nine months ended September 30, 2007 amounted to $51.4 million versus $21.8 million for the same period in 2006.

Earnings per share for the nine months ended September 30, 2007, calculated on 19,977,878 shares were $2.58 compared to $1.09 for the same period 2006.  The average number of shares outstanding in the nine months ended September 30, 2006, was 19,946,658.

The nine month 2007 figures include unrealized losses of $0.5 million or $0.02 per share while the nine month 2006 figures include unrealized losses of $0.9 million or $0.04 per share due to the existence of interest rate swaps that do not qualify as hedge accounting.

.

The results of the nine months ended September 30, 2007 include $0.8 million of income or $0.04 per share due to Excel's participation in Oceanaut.

EBITDA for the nine months ended September 30, 2007 was $ 82.0 million compared to $54.0 million during the same period 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 16.5 vessels were operated during the nine months ended September 30, 2007 earning a blended average time charter equivalent rate of $25,601 per day, compared to an average of 17 vessels operated during the same period 2006 earning a blended average time charter equivalent rate of $18,628 per day.

Convertible Senior Notes Offering

In October 2007, the Company announced the closing of its offering of $150,000,000 aggregate principal amount of Convertible Senior Notes due 2027 to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933.

If certain conditions are met, the notes will be convertible into cash, shares of Excel Maritime's Class A common stock or a combination of cash and Class A common stock, at Excel Maritime's option.

The notes will pay interest semiannually at a rate of 1.875% per annum. The notes will be convertible at a base conversion rate of approximately 10.9529 shares of Class A common stock per $1,000 principal amount of notes. The initial conversion price is set at $91.30 per share. There is also an incremental share factor of 5.4765 shares of Class A common stock per $1,000 principal amount of notes.

The net proceeds to Excel Maritime from the offering were approximately $145.3 million, after deducting the initial purchaser's discount and estimated offering expenses of approximately $4.7 million.

Quarterly Dividend:

On November 13, 2007, the Board of Directors for the company approved the Company’s quarterly dividend of $0.20 per share, payable on December 11, 2007 to shareholders of record as of November 30, 2007.

This is the third consecutive quarterly dividend declared since the Company commenced a dividend policy beginning with the first quarter 2007. The declaration of each quarterly dividend is anticipated to take place concurrently with the announcement of the Company’s earnings for that period.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0) 1452-586-513 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until November 21, 2007 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents our fleet as of the date of this release.  This table takes into account the acquisition of the M/V July M and the M/V Mairouli.

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,588	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Swift	Handymax	37,687	1984
Total Handymax	6	247,299
Grand Total	16	965,249	14.5
Additional Vessels to be delivered within the fourth quarter 2007
July M	Supramax	55,567	2005
Mairouli	Supramax	53,206	2005
Total Supramax	2	108,773
Grand Total	18	1,074,022	Avg. Age:12.9

Summary Fleet Data:

	Third Quarter 2007	Third Quarter 2006
FLEET DATA
Average number of vessels (1)	16	17
Available days for fleet (2)	1,370	1,528
Calendar days for fleet (3)	1,472	1,564
Fleet utilization (4)	93%	98%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$29,387	$19,971
Vessel operating expenses (6)	$5,657	$4,742
General and administrative expenses (7)	$1,844	$1,248
Total vessel operating expenses (8)	$7,501	$5,990

	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006
FLEET DATA
Average number of vessels (1)	16.5	17
Available days for fleet (2)	4,187	4,414
Calendar days for fleet (3)	4,497	4,641
Fleet utilization (4)	93%	95%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$25,601	$18,628
Vessel operating expenses (6)	$5,526	$4,867
General and administrative expenses (7)	$1,789	$1,278
Total vessel operating expenses (8)	$7,315	$6,145

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days the Company possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Reconciliation

(In thousands of Dollars)

	Third Quarter 2007	Third Quarter 2006
Voyage Revenues	$43,008	$32,541
minus Voyage Expenses	$2,209	$1,621
minus Commission from a Related Party	$536	$404
Total Revenue, net of voyage expenses	$40,263	$30,516
Total Available days	1,370	1,528
Time Charter Equivalent	$29,387	$19,971

	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006
Voyage Revenues	$115,999	$88,469
minus Voyage Expenses	$7,355	$5,147
minus Commission from a Related Party	$1,449	$1,096
Total Revenue, net of voyage expenses	$107,195	$82,226
Total Available days	4,187	4,414
Time Charter Equivalent	$25,601	$18,628

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	Third Quarter 2007	Third Quarter 2006
Panamax spot TCE ($) Number of available days	$42,905 136	$18,635 91
Panamax period TCE ($) Number of available days	$26,805 682	$23,138 829
Handymax spot TCE ($) Number of available days	$32,045 276	$18,465 356
Handymax period TCE ($) Number of available days	$26,424 276	$12,149 252
Total fleet spot TCE ($) Number of available days	$35,638 412	$18,500 447
Total fleet period TCE ($) Number of available days	$26,695 958	$20,579 1,081

	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006
Panamax spot TCE ($) Number of available days	$42,245 151	$17,142 625
Panamax period TCE ($) Number of available days	$25,609 2,379	$22,907 2,031
Handymax spot TCE ($) Number of available days	$25,092 970	$14,254 1,228
Handymax period TCE ($) Number of available days	$22,649 687	$14,122 531
Total fleet spot TCE ($) Number of available days	$27,396 1,121	$15,228 1,853
Total fleet period TCE ($) Number of available days	$24,945 3,066	$21,088 2,561

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of Dollars)

	Nine Month Period Ended September 30, 2007 (Unaudited)	Nine Month Period Ended September 30, 2006 (Unaudited)
Cash and cash equivalents, beginning of year	86,289	58,492
Provided by (Used in):
Operating Activities	68,135	41,589
Investing Activities	(21,344)	(488)
Financing Activities	(34,460)	(18,442)
Net increase in cash and cash equivalents	12, 331	22,659
Cash and cash equivalents, end of period	98,620	81,151

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Third Quarter Ended September 30, 2007	Third Quarter Ended September 30, 2006
Net Income	19,231	9,898
plus Net Interest Expense	2,555	4,074
Plus Depreciation	6,793	7,062
Plus Amortization	1,050	288
Plus Taxes	247	35
EBITDA	29,876	21,357

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
Net Income	51,448	21,766
plus Net Interest Expense	6,673	10,164
Plus Depreciation	20,868	21,187
Plus Amortization	2,605	552
Plus Taxes	359	313
EBITDA	81,953	53,982

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

(In thousands of Dollars, except per share data)

	Third Quarter 2007	Third Quarter 2006
	Unaudited	Unaudited
REVENUES
Voyage Revenues	43,008	32,541
Revenue from managing vessels	227	139
Revenue from Operations	43,235	32,680

EXPENSES
Voyage expenses	2,209	1,621
Voyage expenses - Related party	536	404
Vessel operating expenses	8,328	7,417
Depreciation expense	6,793	7,062
Amortization for drydocking and special survey	1,050	288
General and administrative expenses	2,715	1,952
	21,631	18,744

Income from operations	21,604	13,936
OTHER INCOME (EXPENSES):
Interest and finance costs	(4,009)	(5,045)
Interest Income	1,454	971
Other, net	79	65
Total other income (expenses), net	(2,476)	(4,009)

Net Income from Operations	19,128	9,927

US Source Income Taxes	(247)	(35)
Net Income, after taxes and before minority interest	18,881	9,892

Minority interest	-	6

Income from Investment in affiliate	350	-

Net income	$19,231	$9,898

Earnings per common share, basic	$0.96	$0.50
Weighted average number of shares basic	19,949,644	19,949,644
Earnings per common share, diluted	$0.96	$0.50
Weighted average number of shares diluted	19,978,365	19,949,644

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

(In thousands of Dollars, except per share data)

	Nine Months 2007	Nine Months 2006
	Unaudited	Unaudited
REVENUES
Voyage Revenues	115,999	88,469
Revenue from managing vessels	592	419
Revenue from Operations	116,590	88,888

EXPENSES
Voyage expenses	7,355	5,147
Voyage expenses - Related party	1,449	1,096
Vessel operating expenses	24,851	22,588
Depreciation expense	20,868	21,187
Amortization for drydocking and special survey	2,605	552
General and administrative expenses	8,046	5,930
	65,174	56,500

GAIN ON SALE OF VESSELS	6,194	-

Income from operations	57,611	32,388
OTHER INCOME (EXPENSES):

Interest and finance costs	(10,712)	(12,985)
Interest Income	4,039	2,821
Other, net	55	(155)
Total other income (expenses), net	(6,618)	(10,319)

Net Income from Operations	50,993	22,069

US Source Income Taxes	(359)	(313)
Net Income, after taxes and before minority interest	50,634	21,756

Minority interest	2	10

Income from Investment in affiliate	813	-

Net income	51,448	21,766

Earnings per common share, basic	$2.58	$1.09
Weighted average number of shares basic	19,949,644	19,946,658
Earnings per common share, diluted	$2.58	$1.09
Weighted average number of shares diluted	19,977,878	19,946,658

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2007 (UNAUDITED) AND DECEMBER 31, 2006 (AUDITED)

(In  thousands of U.S. Dollars, except per share data)

	September 30,2007	December 31, 2006
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	98,620	86,289
Restricted cash	4,688	4,534
Accounts receivable	1,138	2,646
Other Current Assets	2,318	2,319
Total Current Assets	106,764	95,788

FIXED ASSETS:
Vessels', net	433,416	437,418
Office furniture & equipments, net	1,472	983
Total fixed assets	434,888	438,401

OTHER NON CURRENT ASSETS:
Investment in affiliate	11,817	-
Other Non Current Assets	7,644	4,696
Restricted cash	10,312	10,466
Total Assets	571,424	549,351

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	29,027	32,452
Accounts payable	7,078	3,178
Other Current Liabilities	6,871	7,255
Financial Instruments	1,316	834
Total Current Liabilities	44,291	43,719

LONG-TERM DEBT, net of current portion and net of deferred financing fees	160,650	185,467
Minority interest	-	4
STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value: 5,000,000 shares authorized, none issued
Common Stock, $0.10 par value: 49,000,000 Class A shares and 1,000,000 Class B shares authorized 19,595,153 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2006 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at September 30, 2007	200	197
Additional paid-in capital	190,030	182,410
Shares to be issued	-	6,853
Accumulated Other Comprehensive Loss	(79)	(79)
Due from related party	-	(2,024)
Retained earnings	176,521	132,993
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31, 2006 and June 30, 2007	(189)	(189)
Total stockholders' equity	366,483	320,161
Total Liabilities & Stockholders' Equity	571,424	549,351

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2007 (UNAUDITED) AND  SEPTEMBER  30, 2006 (UNAUDITED)

(In thousands of Dollars)

	September 30, 2007 Unaudited	September 30, 2006 Unaudited

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period, after taxes	51,448	21,765
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	23,755	22,125
Gain on sale of vessels	(6,194)	0
Other non cash expenses	1,267	690
Income from Investment in affiliate	(816)	0
Increase/Decrease in:
Current Assets	1,509	(174)
Increase/Decrease in:
Current Liabilities	3,517	258
Payments for dry docking & special survey	(6,351)	(3,075)
a. Net cash from Operating Activities	68,135	41,589

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Advances for vessel acquisition	(25,401)	0
Proceeds from sale of vessels	15,740	0
Investment	(11,000)	0
Office furniture & equipments	(683)	(488)
b.Net cash from (used in) Investing Activities	(21,344)	(488)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from long-term debt	0	0
Payment principal of loan	(28,545)	(36,360)
Minority Interest	(4)	0
Issuance of common stock, net of related issuance costs	2,009	225
Dividend paid	(7,920)	0
Increase in restricted cash	0	17,693
c.Net cash from (used in) Financing Activities	(34,460)	(18,442)

Net increase(decrease) in cash & cash equivalents	12,331	22,659
Cash & cash equivalents at beginning of period	86,289	58,492
Cash & cash equivalents at end of the period	98,620	81,151

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	10,136	11,599
US Source Income Taxes	237	661

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. In addition, the company has agreed to acquire two Supramax vessels, expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of the vessels the Company will have a fleet of 18 vessels (ten Panamax, two Supramax and six Handymax vessels) with a total carrying capacity of 1,074,022 deadweight tons. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: November 13, 2007

 By: /s/ Christopher J. Georgakis

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 Christopher J. Georgakis

President and Chief Executive Officer